

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 5, 2006

Mr. James R. Maronick
Chief Financial Officer
Solitario Resources Corporation
4251 Kipling St, Suite 390
Wheat Ridge, CO 80033

   Re: **Solitario Resources Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 28, 2006
      File No. 0-50602

Dear Mr. Maronick:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          April Sifford
          Branch Chief